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Indonesia: Two Gas Discoveries in the Southern Part of Mahakam block
Paris — October 10, 2007 — Total announces two new gas discoveries in the southern part of the offshore Mahakam block, some 45 kilometres from Balikpapan in Indonesia.
These discoveries lie a few kilometres from the Stupa field and strengthen the potential of this field. A development plan for the Stupa field was submitted in July 2007 to the Indonesian authorities.
Both drilled in about 60 metres water depth, the two wells East Mandu-1 and West Stupa-1 respectively encountered 164 and 72 metres of good quality gas bearing reservoirs. These two discoveries are planned to be developed in connection with the development of the Stupa field which shall be sanctioned in the coming months for an entry into production expected by 2012.
The drilling of the well East Mandu-1 was particularly sensitive regarding the control of pressures and fluids. Its successful completion was allowed by Total’s technological capacities and the Group’s experience gained as operator of the offshore Mahakam block for the last 36 years. These works were carried out with the Indonesian company PT Apexindo Pratama Duta Tbk, with which Total has five drilling rigs in operation in Indonesia.
Total is operator of the Mahakam block with a 50% interest alongside partner INPEX (50%).
Total in Indonesia:
Present in Indonesia since 1968, Total is the country’s leading gas producer. Production has grown steadily since 1999, and the Group’s operated production now supplies approximately 80% of the feed gas for the Bontang liquefaction plant from the Mahakam block with the Tambora, Tunu and Peciko gas fields. Total operated nearly 2.6 billion cubic feet per day of gas production from the Mahakam block in first-half 2007. Output is expected to be maintained at this level at least through the early years of the next decade. The Mahakam block is also a top-tier oil and condensate producer, with output of nearly 90,000 barrels per day in the first half 2007.
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